U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

September 16, 2013

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 M.D. Sass 1-3 Year Duration U.S. Agency Bond Fund (S000033200)

To Whom It May Concern:

On behalf of the Trust, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), I hereby submit this application for withdrawal of Post-Effective Amendment No. 396 to the Trust’s Registration Statement on Form N-1A, filed on July 23, 2013.  No securities were sold in connection with Post-Effective Amendment No. 396.

Post-Effective Amendment No. 396 was filed pursuant to Rule 485(a) under the 1933 Act for the purpose of making a material change to the principal investment strategies of the M.D. Sass 1-3 Year Duration U.S. Agency Bond Fund (the “Fund”), a series of the Trust.  The Trust is filing this application for withdrawal of Post-Effective Amendment No. 396 as the Fund no longer wishes to implement the strategy changes.

As the Commission has reviewed and provided comments to the Trust on Post-Effective Amendment No. 396, the Trust will address the Staff’s comments in a new Post-Effective Amendment filing scheduled for September 2013 for the purpose of updating the Fund’s financial statements.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment No. 396 has been signed by the President of the Trust this 16th day of September, 2013.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President